ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

[redacted]

06013417

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 12 2006
WASH, D.C.
190

May 11, 2006

SUPPL

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

May 1, 2006 - Investor Presentation
May 11, 2006 - Advantage Announces Distribution of Cdn$0.25 per Unit

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund
(403) 781-8140

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

5/15

ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

May 11, 2006

Advantage Announces Distribution of Cdn$0.25 per Unit

(TSX: AVN.UN, NYSE: AAV)

CALGARY, ALBERTA – May 11, 2006 - Advantage Energy Income Fund ("Advantage") is pleased to announce that the cash distribution for the month of May 2006 will be Cdn$0.25 per Unit. The current monthly distribution represents an annualized yield of 14.0% based on the May 10, 2006 closing price of Cdn$21.50 per Unit.

The distribution will be payable on June 15, 2006 to Unitholders of record at the close of business on May 31, 2006. The ex-distribution date is May 29, 2006. The cash distribution is based on approximately 59.7 million Units currently outstanding.

The CDN$0.25 per Unit is equivalent to approximately US$0.227 per Unit if converted using a Canadian/US dollar exchange rate of 1.10. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

For further information please contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com

ADVANTAGE

AVN.UN
AAV

Advantage Energy Income Fund merger with Ketch Resources Trust

May 2006

Ketch
RESOURCES TRUST

ADVANTAGE
ENERGY INCOME FUND

ADVANTAGE

AVN.UN
AAV

Disclaimer

- The information in this presentation contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements.
- All financial figures are in Canadian dollars unless otherwise stated.

www.advantageincome.com

ADVANTAGE

AVN.UN
AAV

Advantage – Ketch Merger

- **Plan of Arrangement**
  - Meeting date June 22, 2006
  - 66 2/3% approval of both Advantage and Ketch Unitholders required
- **Exchange ratio of .565 Units of Advantage for each Ketch Unit**
- **Benefits to Ketch Unitholders**
  - 7.6% premium to April 24, 2006 closing price
  - 8.7% increase in monthly distributions
  - 37.5% increase in RLI
  - Increased exposure to U.S. capital markets through NYSE listing
- **Accretive to Advantage production and cash flow per Unit**
- **Advantage will maintain monthly distribution at $0.25 per Unit**
- **Increased liquidity and greater access to capital**

ADVANTAGE

AVN.UN
AAV

The Combined Entity – Solid Portfolio

- **Q1 2006 production of 30,500 boe/d**



Natural Gas
70%
Crude Oil
23%
NGLs
7%

- **Proven + Probable reserves of 122.6 million boe at December 31, 2005**



Natural Gas
64%
Crude Oil
28%
NGLs
8%

- **P+P Reserve Life Index 11.0 years**
  - Natural gas and NGLs - 10.3 years
  - Crude oil - 13.4 years

ADVANTAGE

AVN.UN
AAV

Merger Strategy – Strong Synergies in all Aspects

	Advantage	Ketch
Reserve base	◆ Long RLI, more mature assets ◆ Resource plays	◆ Newer, less developed assets ◆ Significant undeveloped land base
Development upside	◆ Low risk, infill drilling ◆ 3 to 4 year inventory	◆ Low to medium risk, infill & stepout ◆ 3 to 4 year undeveloped land inventory
Complimentary drilling programs	◆ Summer/Fall	◆ Winter
Management team	◆ Kelly Drader – CEO ◆ Pat Cairns, Sr. VP ◆ Finance/Acquisitions background	◆ Andy Mah, President & COO ◆ Niel Bokenfohr, VP ◆ Operations/Exploitation background
Board representation	◆ Seven	◆ Three

ADVANTAGE

AVN.UN
AAV

Advantage - Business Strategy

- **Acquisitions**
  - Focus on long life reserves with upside potential
  - Establish large land positions in key areas
    - High working interest
    - Prefer operated production
- **Development of reserves**
  - Drill, exploit and develop extensive land base
  - Add land holdings through land sales, swaps, etc.
  - High risk exploration plays are farmed out, sold or swapped
- **Low bank debt maintained to provide financial flexibility**
- **Payout 75% to 90% of cash flow to reduce Unitholder taxation**

ADVANTAGE

AVN.UN
AAV

Key Financial Information

	Pro-forma
Enterprise value ($billion)	$2.7
Market Capitalization ($billion)	$2.1
2H 2006 production (boe/d)	30,500 – 32,000
Production mix (gas/liquids)	70/30
Annualized Cash flow ($million) (WTI US$70.00/bbl, NYMEX gas US$9.00/mcf, AECO Cdn$8.25/mcf)	$359.9
Annualized Cash flow per Unit	$3.82
2H 2006 Capex ($million)	$80 - $85
Bank debt ($million)	$430
Bank debt to cash flow	1.2x
Payout ratio	78.5%
Units outstanding (million)	94.3

ADVANTAGE

AVN.UN
AAV

Pro-forma Sensitivities – Payout Ratio

NYMEX Gas (US$/mcf)	WTI Oil (US$/bbl) $65.00	$70.00	$75.00
$8.00	94%	91%	88%
$9.00	81%	79%	76%
$10.00	71%	69%	68%

AVN.UN
AAV

Combined Entity – Diversified Asset Base

Production: 10,150 boe/d
RLI 10.0 years

Production: 18,650 boe/d
RLI 11.6 years

Production: 1,700 boe/d
RLI 10.6 years


Alberta
Saskatchewan
Winter Drilling
Summer Drilling
Fontas
Martin Creek
Stoddart/North Pine
Boundary Lake
Peace River Arch
Sunset/Valleyview
Westerose
Edmonton
Chip Lake
Brazeau River
Wainwright
Willesden Green
Chigwell
Nevis
Banff
Crossfield
Calgary
Shouldice
Bantry
SEAlberta
Medium oil
Medicine Hat
Lookout Butte
Sweetgrass
Canada
USA
Regina
Midale
Steelman
Oil
Gas

- **Combined undeveloped land 487,000 net acres**

ADVANTAGE

AVN.UN
AAV

Martin Creek, NE British Columbia



Phase 2 Drills
Baldonnel pool - extension
Bluesky pool -extension
Charlie Lake zone - new
Triassic A zone - new
45 miles
Phase 1 Drills – confirmed
Seismic & geology. Further
exploitation identified.
2005-2006 program
2006-2007 program with coordinates
2006-2007 program

- 146 sections @ 75% WI
- Current production 2,350 boe/d
- P+P RLI 10.6 years
- 2006 winter drilling program – 25 wells completed
- 100% success rate
- Northern block - pool extensions & new zones
- 4 year drill inventory
- Control facilities and pipelines

ADVANTAGE

AVN.UN
AAV

Fontas, NW Alberta


Extended pool northward
Confirmed infill potential
36 miles
Extended pool southward
2005-2006 program
Tie-in candidate
Major workover

- 252 sections @ 65% WI
- Current production 1,775 boe/d
- P+P RLI 7.2 years
- 2006 winter drilling program - 13 wells
- 100% success rate
- Extended pool north and south
- Confirmed infill potential (2 wells per section) for future drilling
- 3 year drilling inventory

ADVANTAGE

AVN.UN
AAV

Lookout Butte, Southern Alberta



T3
T2
T1
Lookout Butte
R29
R28
R27W4

- 100% WI operated unit
- Current production 1,225 boe/d
- P+P RLI 16 years
- OGIP 603 bcf, 346 bcf recovered (55%)
- 39 bcf net remaining recoverable gas (62%)
- 1% increase in recovery adds 6 bcf net
- Five potential infill locations
- Optimization & shallow drilling opportunities

ADVANTAGE

AVN.UN
AAV

Medicine Hat, Alberta


R.5
R.4
R3W4M
T.14

- 24 sections @ 100% WI
- Current production 2,550 boe/d
- P+P RLI 12.3
- Shallow, tight gas play
  - ~ 180 feet of net pay
- 100 drilling locations
  - 3 year inventory
  - Cost per boe/d < $10,000
- 60 well recompletion program
  - 2 year inventory

Medicine Hat Well Summary – 1996 to 2006



Operator:
Field:
Zone:
Type: Summary
Group: AVN Med Hat Feb 06
No
Active
Forecast
Production Cums
Oil: 0 MSTB
Gas: 145737 MMSCF
Water: 1.22 MSTB
Cond: 0 MSTB
Acquired by Advantage
Production 5.0 mmcf/d
Current production
15.3 mmcf/d
Avg Daily Gas1 - mcf/d
Num Wells
Avg Daily Gas1 per Well - mcf/d
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Year

ADVANTAGE

AVN.UN
AAV

ADVANTAGE

AVN.UN
AAV

Nevis, Alberta

Upper Wabamun Dolomite: Structure Map


NEVIS
U. WBMN DOLOMITE
STRUCTURE
UPPER BIG VALLEY POROSITY UNIT ERODED

- 35 sections @ 93% WI
- Current Production: 1,725 boe/d
- P+P RLI 14 years
- Wabamun oil – horizontal drilling
- 4 new pool discoveries in past 2 years
- Potential for drilling on downside of fault and east/west of main pool
- Waterflood implementation may lead to significant reserve increase
- OOIP 6 million bbls per section

ADVANTAGE

AVN.UN
AAV

Sunset Triassic 'A' Pool



to 6-22 Sunset B
Montney 'B' Sand Erosional Limit
T70
T69
-720
-725
-730
-715
0
5m
10m
14-29
Battery
Oil
Water
Advantage Lands
Unit Outline
R20
R19 W5M

- 5.75 sections @ 70% WI
- Current production 300 boe/d
- P+P RLI 36.4 years
- Medium depth light oil play
  - ~ 20 feet of net pay
- 40 drilling locations
- 3 year inventory
- OOIP: 40.5 million bbls
- Optimize waterflood to achieve 40% recovery

ADVANTAGE
AVN.UN
AAV

Horseshoe Canyon CBM Fairway


R4W5
R27
R22
R17
R12
T50
T45
T40
T35
T30
T25
T20
T15
Edmonton
Red Deer
Calgary
R29
R24
R19
R14
R9W4
Camrose Joint Venture
Chigwell North Joint Venture
Chigwell
Nevis
Chain

- 53 sections @ 51% WI
- Reserve potential
  1.5 to 4 bcf per section
- 2006 Capex includes $10.6 million for 24.4 net wells plus facilities

ADVANTAGE

AVN.UN
AAV

Historical Performance and Acquisitions

October 4, 2001 – April 27, 2006



$37.00
$32.00
$27.00
$22.00
$17.00
$12.00
$7.00
Unit price
Unit price + cash distributions
Defiant
Anadarko
MarkWest
Best Pacific
Gascan Resources
Due West
2001
2002
2003
2004
2005
2006

ADVANTAGE

AVN.UN
AAV

Summary

- **Advantage + Ketch =**
  - Diversified, long life production base
  - High netback, high quality assets
  - 3 to 4 year drilling inventory comprised of low to medium risk projects
  - Year-round drilling access
  - Significant undeveloped land base with facility access and control
- **Senior management and technical teams are experienced industry professionals with complimentary skill sets**
  - Establishes a solid foundation of “Properties and People” for continued future growth
  - New Advantage is “Right Sized” and “Well Positioned” to make highly accretive acquisitions
- **Enhances liquidity and increased investor interest through NYSE listing**